Exhibit 99.3

Sify Limited
Tidel Park, 2nd Floor,
4, Canal Bank Road
Taramani, Chennai 600 113
India

April 17, 2003

To the holders of our American Depositary Shares:

On behalf of your Board of Directors and your management, I cordially invite you to attend our Seventh Annual General Meeting of stockholders. It will be held on Monday, June 23, 2003, beginning at 11.00 a.m., at our registered office located at Tidel Park, 2nd Floor, 4 Canal Bank Road, Taramani, Chennai 600 113, India.

At the Annual General Meeting, you will be asked to consider and approve ordinary business matters, including the adoption of the Company’s audited Balance Sheet, Profit and Loss Account, the Auditors’ Report and Directors’ Report for the fiscal year ended March 31, 2003, as well as the appointment of Directors and the ratification of the selection of Accountants.

In addition to ordinary business matters, you will be asked to consider and approve six special business matters.

     We are seeking your approval:

1.	to consider and approve appointment of Mr Eric Hsia as a Director.

2.	to consider and approve appointment of Mr Ravi Chandra Adusumalli as a Director.

3.	to consider and approve appointment of Mr Sandeep Reddy as a Director.

4.	to consider and approve appointment of Mr V Srinivas as a Director.

5.	to consider and approve appointment of Mr K Thiagarajan as a Director.

6.	to consider and approve sponsoring of an ADS issue.

The ordinary business matters are ordinary resolutions requiring the approval of a majority of the equity shareholders present in person or by proxy at the Annual General Meeting. The matters set forth in paragraphs 1 to 5 require an ordinary resolution and paragraph 6 requires a special resolution. Under Indian law, a special resolution must be approved by a number of votes, which is not less than three times the number of votes against the special resolution.

Our Board of Directors recommends that you approve each of these resolutions.

You are urged to read carefully the accompanying Notice of Annual General Meeting and Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956 for additional information regarding the Annual General Meeting and the resolutions proposed.

The Board of Directors has fixed the close of business on May 2, 2003 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual General Meeting. All stockholders are cordially invited to attend the Annual General Meeting. However, to ensure your representation, you are requested to complete, sign, date and return the enclosed voting direction card as soon as possible in accordance with the instructions on the card. A return addressed envelope is enclosed for your convenience. This card represents your instruction to the depositary regarding the voting of the equity shares underlying your ADRs.

Yours very truly,

R. Ramaraj
Managing Director & CEO.